Exhibit 99.40

CONSENT OF A. MITROFANOV

The undersigned hereby consents to the use of their report "Technical Report on the Rosebel Gold Mine, Suriname" with an effective date of December 31, 2021, and the information derived therefrom, as well as the reference to their name, in each case where used or incorporated by reference in (i) the Annual Report on Form 40-F for the year ended December 31, 2022, (ii) the Registration Statement on Form F-10 (File No. 333-267237) and (iii) the Registration Statement on Form S-8 (File No. 333-142127), in each case, of IAMGOLD Corporation.

/s/ "Aleksandr Mitrofanov"

_________________________
By: Aleksandr Mitrofanov, P.Geo

Dated: March 27, 2023